Waddell & Reed, Inc.'s Exemption Report

Waddell & Reed, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The company an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i) and (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the period from January 1, 2016 to December 31, 2016 except as described below:

During the period from January 1, 2016 to December 31, 2016, the Company failed to promptly transmit 6,000 customer checks made payable to the Company, unaffiliated companies or non-proprietary mutual funds, received through its home and field offices, within the time frames specified by 17 C.F.R. § 240.15c3-3(k)(2)(i). (Out of the total of 6,000 exceptions, 36% occurred in first quarter, 27% in second quarter, 19% in third quarter, and 18% in fourth quarter).

During the period from January 1, 2016 to December 31, 2016, the Company failed to promptly transmit 975 customer checks made payable to its clearing broker and 10 securities certificates, received through its home and field office, within the time frames specified by 17 C.F.R. § 240.15c3-3(k)(2)(ii). (Out of the total of 985 exceptions, 22% occurred in first quarter, 25% in second quarter, 19% in third quarter, and 34% in fourth quarter.)

Waddell & Reed, Inc.

I, Benjamin Clouse, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _Benjamin R. Clouse_

Title: Senior Vice President and Chief Accounting Officer

February 24, 2017